EXHIBIT 12.1

MAF Bancorp, Inc.
Statement re:
Computation of Ratio to Fixed Charges

	At or For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Inclusive of interest on deposits:
Earnings:
Pre-tax income	$133,577	157,881	152,311	130,914	114,746
Add: Fixed charges	343,649	221,888	168,227	140,588	174,092
Loss on equity investments	—	—	—	—	—
Less: Interest capitalized	(729)	(173)	(8)	—	(96)

Earnings	$476,467	379,596	320,530	271,502	288,742

Fixed charges:
Interest on deposits	$185,705	108,374	73,872	61,011	90,963
Interest on borrowed funds	149,866	105,523	86,013	75,941	80,502
Rent expense	8,048	7,991	8,342	3,636	2,627

Fixed charges	$343,619	221,888	168,227	140,588	174,092

Ratio of earnings to fixed charges
inclusive
of interest on deposits	1.39%	1.71	1.91	1.93	1.66

Exclusive of interest on deposits:
Earnings:
Pre-tax income	$133,577	157,881	152,311	130,914	114,746
Add: Fixed charges	157,914	113,514	94,355	79,577	83,129
Loss on equity investments	—	—	—	—	—
Less: Interest capitalized	(729)	(173)	—	—	(96)

Earnings	$290,762	271,222	246,666	210,491	197,779

Fixed charges:
Interest on deposits	$—	—	—	—	—
Interest on borrowed funds	149,866	105,523	86,013	75,941	80,502
Rent expense	8,048	7,991	8,342	3,636	2,627

Fixed charges	$157,914	113,514	94,355	79,577	83,129

Ratio of earnings to fixed charges
inclusive
of interest on deposits	1.84%	2.39	2.61	2.65	2.38